One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 | Fax: 404-881-7777

Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

February 10, 2025

VIA EDGAR

Lisa N. Larkin

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 811-23764)

Dear Ms. Larkin:

This letter sets forth the response of our client, AOG Institutional Fund (the “Fund”) to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via teleconference on January 31, 2025, regarding the preliminary proxy statement (the “Proxy Statement”) which was publicly filed on January 24, 2025. The Fund filed a definitive proxy statement with the Commission on February 10, 2025 (the “Definitive Proxy Statement”). For convenience of reference, this response letter includes the comments issued by the Staff during the January 31, 2025 teleconference.

The Issuer’s responses to the Staff’s comments are set out in the order in which the comments were set out and are numbered accordingly.

1.                   Comment: For future reference, please include the caption stating that the preliminary proxy statement is a preliminary copy under Rule 14a-6(e).

Response: The Fund undertakes to include the caption required under Rule 14a-6(e) in any future preliminary proxy statement it submits to the Commission.

2.                   Comment: What is the timing of the events that will occur after approval of both proposals?

Response: The Fund intends to hold the shareholder meeting on February 25, 2025. If the Fund receives the requisite shareholder votes to approve both proposals, it is expected that the transaction between Alpha Omega Group, Inc. (the “Adviser”) and F.L. Putnam Investment Management Company, Inc. (the “New Adviser”) will close on or about February 28, 2025.

3.                   Comment: On pg. 3 of the Proxy Statement, under the heading titled “Determination of Repurchase Offer Amount,” please clarify the following sentence: “If Shareholders tender for repurchase more than the Repurchase Offer Amount plus an additional 2% (if applicable), the Fund

Ms. Lina N. Larkin February 10, 2025 Page 2

will repurchase the shares on a pro rata basis, provided that the Fund may accept all shares tendered for Mandatory Repurchase by Shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.”

Response: Rule 23(c)-3(b)(5)(i) under the Investment Company Act of 1940 provides that the a company shall not be prohibited from “accepting all stock tendered by persons who own, beneficially or of record, an aggregate of not more than a specified number which is less than one hundred shares and who tender all of their stock, before prorating stock tendered by others;…”

4.                   Comment: On pg. 3 of the Proxy Statement, under the heading titled “Determination of Repurchase Offer Amount,” please explain why you have included the following sentence: “In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan.”

Response: The Fund will accept the total number of shares tendered in connection with required minimum distributions from an individual retirement account or other qualified retirement plan as a courtesy to its investors that must comply with the required minimum distributions for qualified plans under Internal Revenue Code § 401(a)(9) and IRAs under Internal Revenue Code § 408.

5.                   Comment: On pg. 4 of the Proxy Statement, under the heading titled “Repurchase Amounts and Payment of Proceeds” some of the disclosure is repeated from a prior section. Please consider whether to delete the repeated disclosure.

Response: The Fund revised the Definitive Proxy Statement as follows:

Shares tendered for Mandatory Repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the Mandatory Repurchase will be made by check to the Shareholder’s address of record or credited directly to a predetermined bank account on the purchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

~~If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given Mandatory Repurchase, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan.~~

Ms. Lina N. Larkin February 10, 2025 Page 3

6.                   Comment: On pg. 5 of the Proxy Statement, under the heading titled “Liquidity Requirements” please clarify the following sentence: “The Board will adopt procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with a Mandatory Repurchase and the liquidity requirements described in this section.” Does the Fund already have procedures in place?

Response: The Fund has compliance procedures regarding liquidity requirements. If shareholders approve the Fund’s change to its repurchase frequency, the Fund’s compliance procedures will be revised to reflect such change. The Fund revised the Definitive Proxy Statement as follows:

The Board will adopt additional procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with a Mandatory Repurchase and the liquidity requirements described in this section.

7.                   Comment: In the following sentence on pg. 6 of the Proxy Statement, consider revising to say the Fund “may” make its shares available, instead of the Fund “anticipates” that it will make its shares available for secondary transfers through an auction conducted via Nasdaq Fund Secondaries:

“In the future and upon obtaining Board approval, the Fund anticipates that it will make its shares available for secondary transfers on a periodic basis through an auction conducted via Nasdaq Fund Secondaries.”

Response: The Fund revised the following sentence in the Definitive Proxy Statement as follows:

In the future and upon obtaining Board approval, the Fund ~~anticipates that it will~~ may make its shares available for secondary transfers on a periodic basis through an auction conducted via Nasdaq Fund Secondaries.

8.                   Comment: Please clarify why you have included the following sentence on pg. 6 of the Proxy Statement under the heading titled “Vote Required”: “For purposes of the Shareholder vote solicited here, a majority vote means the vote of more than 50% of the outstanding shares of the Fund on the Record Date.”

Response: The above referenced sentence was included in error. The Fund has removed this sentence from the Definitive Proxy Statement.

9.                   Comment: Please explain to the Commission why a vote of the Fund’s shareholders at the time or close to the time of the actual change of control triggering the assignment would not be required?

Response: A vote of the Fund’s shareholders will occur close to the time of the actual change of control triggering the assignment. The Fund intends to hold the shareholder meeting on February 25, 2025. If the Fund receives the requisite shareholder votes to approve both proposals, it is expected that the transaction between the Adviser and the New Adviser will close on or about February 28, 2025.

10.               Comment: Please disclose that the Fund is in compliance with the two conditions of the Section 15(f) safe harbor.

Ms. Lina N. Larkin February 10, 2025 Page 4

Response: The Fund disclosed that it is in compliance with the two conditions of the Section 15(f) safe harbor in the Definitive Proxy Statement.

11.               Comment: Please provide the portfolio manager information for Michael Boensch as required by Item 21 of Form N-2.

Response: The Fund disclosed the portfolio manager information for Michael Boensch as required by Item 21 of Form N-2 in the Definitive Proxy Statement.

12.               Comment: Please add the disclosure required by Item 22(c)(10), if applicable.

Response:        The Fund confirms that Item 22(c)(10) is not applicable, because the New Adviser does not act as an investment adviser to any other fund having a similar investment objective to the Fund.

13.               Comment: Please add the disclosure required by Item 22(c)(1)(iii), if applicable.

Response:        The Fund included the disclosure required by Item 22(c)(1)(iii) in the Definitive Proxy Statement.

14.               Comment: Under the heading titled “Summary of Existing Advisory Agreement and New Advisory Agreement,” please consider whether “similar” is an accurate term to use to compare the Existing Advisory Agreement and the New Advisory Agreement.

Response: The Fund revised the section under the heading titled “Summary of Existing Advisory Agreement and New Advisory Agreement” to remove the term “similar” where appropriate in the Definitive Proxy Statement.

15.               Comment: Please add the disclosure required by Item 22(c)(3), if applicable.

Response: The Fund included the disclosure required by Item 22(c)(3) in the Definitive Proxy Statement.

16.               Comment: Please add the disclosure required by Item 22(c)(11), if applicable.

Response: The Fund revised the paragraph under the sub-heading titled “Nature, Extent and Quality of Services Provided to the Fund” to clarify disclosure required by Item 22(c)(11).

17.               Comment: On pg. 10 of the Proxy Statement, under the heading titled “Board Considerations – Approval of New Advisory Agreement,” please revise the following sentence in plain English: “The Board previously approved the Existing Advisory Agreement on April 17, 2023, which changed the payor of the management fee and removed AOG Institutional Diversified Tender Fund as a party thereto.”

Response: The Fund revised the above referenced sentence in the Definitive Proxy Statement as follows:

The Board previously approved the Existing Advisory Agreement on April 17, 2023, which changed the ~~payor of the~~ party responsible for payment of the management fee from AOG Institutional Diversified Master Fund to the Fund, and removed AOG Institutional Diversified Tender Fund as a party to the agreement ~~thereto~~.

Ms. Lina N. Larkin February 10, 2025 Page 5

18.               Comment: Please include the disclosure required by Item 22(c)(6), if applicable.

Response: The Fund confirms that the disclosure required by Item 22(c)(6) is not applicable, because the Fund is not a party to the transaction between the Adviser and the New Adviser. See Instruction #4 to Item 22(c)(6).

19.               Comment: Please revise the sub-heading on pg. 11 of the Proxy Statement titled “Nature and Quality of Services Provided to the Fund” to include the word “Extent”, so as to align with the Gartenberg factors.

Response: The Fund revised the Definitive Proxy Statement to include the word “Extent” in the sub-heading titled “Nature and Quality of Services Provided to the Fund.”

20.               Comment: Under the sub-heading on pg. 11 of the Proxy Statement titled “Scope and Costs of Services Provided,” please confirm that the former adviser will not recoup fees previously waived.

Response: The Fund revised the Definitive Proxy Statement to disclose that the Adviser confirmed it will not seek to recoup management fees that it previously waived.

21.               Comment: If it is true that the amounts and terms of the new fee waiver agreement will remain unchanged, please clarify.

Response: The Fund revised the Definitive Proxy Statement to disclose that that Expense Limitation Agreement, approved by the Board on January 13, 2025, includes the same expense limitation cap as the Expense Limitation Agreement approved by the Board on January 13, 2024.

22.               Comment: Please add disclosure about what the board of the Fund considered regarding the investment performance of the Fund and the adviser.

Response: The Fund added the following disclosure to the Definitive Proxy Statement:

The Board analyzed the nature, extent and quality of the services to be provided to the Fund by FLP and, given the intent to retain the majority of the AOG professionals, the services that AOG has provided to the Fund since its inception in 2021. In particular, the Board reviewed the Fund’s prior investment performance and considered the added benefits of FLP’s personnel and advisory services to the Fund. The Board also considered FLP’s investment performance, specifically FLP’s expertise in providing sub-advisory investment management services to semi-liquid funds registered under the Investment Company Act. The Board concluded that the nature and quality of the services to be provided by FLP, specifically with the addition of Michael Boensch as co-portfolio manager of the Fund, and the additional resources for the AOG team, are appropriate and that the Fund will benefit from the services provided under the New Advisory Agreement.

Ms. Lina N. Larkin February 10, 2025 Page 6

23.               Comment: Please add the disclosure required by Item 22(c)(13), if applicable.

Response: The Fund confirms that the disclosure required by Item 22(c)(13) is not applicable, because the Fund does not have any affiliated brokers.

24.               Comment: Please add the disclosure required by Item 22(a)(3)(i), if applicable.

Response: The Fund respectfully directs the Commission to pg. 13 of the Proxy Statement, under the heading titled “Service Providers” for the disclosure required by Item 22(a)(3)(i). The Fund included the information required by Item 22(a)(3)(i) for the Fund’s principal underwriter in the Definitive Proxy Statement.

25.               Comment: On page 15 of the Proxy Statement, in the last sentence of the second paragraph under the heading titled “Required Vote” please revise to state that there will not be any broker non-votes, instead of the Fund “does not anticipate” any broker non-votes.

Response: The Fund revised the above referenced sentence in the Definitive Proxy Statement as follows:

Although Proposals 1 and 2 are “non-routine” proposals, there ~~Fund does not anticipate~~ will not be any broker non-votes in connection with this Proxy Statement because, as of the Record Date, all of the Fund’s outstanding shares were held directly with the Fund through the Fund’s transfer agent.

26.               Comment: Please revise proposal 1 on the proxy card to state that the Fund seeks to conduct “quarterly” repurchases, instead of “periodic” repurchases.

Response: The Fund revised proposal 1 on the proxy card in the Definitive Proxy Statement to state the Fund seeks to conduct quarterly repurchases, instead of periodic repurchases.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Officer